UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

FSP Phoenix Tower Corp.

(Name of Subject Company)

FSP Phoenix Tower Corp.

(Names of Persons Filing Statement)

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

George J. Carter
President
FSP Phoenix Tower Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210
(781) 557-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a Copy to:

Kenneth A. Hoxsie, Esq.
James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address

The name of the subject company is FSP Phoenix Tower Corp., a Delaware corporation (“Phoenix Tower”).  The address of the principal executive offices of Phoenix Tower is 401 Edgewater Place, Suite 200, Wakefield, MA 01880-6210, and Phoenix Tower’s telephone number is (781) 557-1300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits, this “Schedule”) relates to the preferred stock, $0.01 par value per share, of Phoenix Tower (the “Preferred Stock”).  As of September 26, 2008, there were 1,050 shares of Preferred Stock issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Name and Address

Phoenix Tower is the person filing this Schedule. The information about Phoenix Tower’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer

This Schedule relates to the tender offer by MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Senior Note Program II LP, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, Steven Gold, Moraga Gold, LLC, MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by MPF with the Securities and Exchange Commission (the “SEC”) on September 17, 2008, pursuant to which MPF is offering to purchase up to 50 shares of Preferred Stock at a purchase price equal to $36,420 per share, less the amount of any dividends declared or made with respect to the Preferred Stock between September 17, 2008 and November 7, 2008 or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in MPF’s  Offer to Purchase dated September 17, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Letter of Transmittal or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, Phoenix Tower does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as stated below in this Schedule and to the extent noted in (i) Phoenix Tower’s Annual Report on Form 10-K (including the financial statements and notes thereto filed therewith) for the year ended December 31, 2007 filed with the SEC on March 10, 2008, and incorporated herein by reference in its entirety as Exhibit (e)(1); and (ii) Phoenix Tower’s Quarterly Report on Form 10-Q (including the financial statements and notes thereto filed therewith) for the period ended June 30, 2008 filed with the SEC on August 8, 2008 and incorporated herein by reference in its entirety as Exhibit (e)(2), there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Phoenix Tower or its affiliates and its executive officers, directors or affiliates.  There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Phoenix Tower or its affiliates and MPF and its executive officers, directors or affiliates, except that, pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended, Phoenix Tower has elected the mailing option provided by Rule 14d-5(b).

Phoenix Tower has in the past engaged in and currently engages in transactions with Franklin Street Properties Corp. (“FSP”).  FSP is the beneficial owner of 100% of the Common Stock of Phoenix Tower and approximately 4.6% of the Preferred Stock.

The spouse of William W. Gribbell, an executive officer and director of Phoenix Tower, currently holds approximately 0.02% of the Preferred Stock.

Item 4.  The Solicitation or Recommendation.

Phoenix Tower has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of shares of Preferred Stock should accept or reject the Offer.

Although Phoenix Tower is not making a recommendation with respect to the Offer, Phoenix Tower believes that holders of Preferred Stock should consider the factors described in the Letter from Phoenix Tower to Shareholders, dated September 26, 2008, which is incorporated herein by reference in its entirety as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

Neither Phoenix Tower nor, to its knowledge, any executive officer, director, affiliate or subsidiary of Phoenix Tower currently intends to tender or sell any shares of Preferred Stock pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Neither Phoenix Tower nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the Preferred Stock have been effected by Phoenix Tower or any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Phoenix Tower is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Preferred Stock by Phoenix Tower, any subsidiary of Phoenix Tower or any other person.

Phoenix Tower is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Phoenix Tower or any subsidiary of Phoenix Tower, (ii) any purchase, sale or transfer of a material amount of assets of Phoenix Tower or any subsidiary of Phoenix Tower or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Phoenix Tower.

There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by Phoenix Tower in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although Phoenix Tower believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning Phoenix Tower’s performance are set forth in reports and documents filed by Phoenix Tower with the SEC.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(2)	Letter from Phoenix Tower to Shareholders dated September 26, 2008.
(e)(1)	Phoenix Tower’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 10, 2008 (File No. 000-52559) and incorporated herein by reference.
(e)(2)	Phoenix Tower’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 8, 2008 (File No. 000-52559) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.2 to Phoenix Tower's Registration Statement on Form 10, as amended, filed with the SEC on April 11, 2007 (File No. 000-52559).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.3 to Phoenix Tower's Registration Statement on Form 10, as amended, filed with the SEC on April 11, 2007 (File No. 000-52559).
___________________________

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FSP PHOENIX TOWER CORP.

Date: September 26, 2008	By: /s/ George J. Carter
Name: George J. Carter
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(2)	Letter from Phoenix Tower to Shareholders dated September 26, 2008.
(e)(1)	Phoenix Tower’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 10, 2008 (File No. 000-52559) and incorporated herein by reference.
(e)(2)	Phoenix Tower’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 8, 2008 (File No. 000-52559) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.2 to Phoenix Tower's Registration Statement on Form 10, as amended, filed with the SEC on April 11, 2007 (File No. 000-52559).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.3 to Phoenix Tower's Registration Statement on Form 10, as amended, filed with the SEC on April 11, 2007 (File No. 000-52559).